OMBAPPROVAL

UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington,D.C.20549

OMB Number:3235-0145

Expires:February28,2009

Estimated average burden

Hoursperresponse

SCHEDULE13G

UndertheSecuritiesExchangeActof1934

PennantParkInvestmentCorporation

(Name of Issuer)

CommonStock,parvalue$0.001pershare

(TitleofClassofSecurities)

708062104

(CUSIP Number)

April19,2007

(DateofEventWhichRequiresFilingofthisStatement)

ChecktheappropriateboxtodesignatetherulepursuanttowhichthisScheduleisfiled:

Rule13d-1(b)

Rule13d-1(c)

Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.708062104

1.NamesofReportingPersons.

I.R.S.IdentificationNos.ofabove persons (entities only).

Alpine Total Dynamic Dividend Fund

20-5785181

2.ChecktheAppropriateBoxifaMemberofaGroup(SeeInstructions)

(a)

(b)

3.SECUseOnly

4.CitizenshiporPlaceofOrganizationUnited States-DE

Number of Shares Bene-ficially
Owned by Each Reporting Person With:

5.SolevotingPower1,201,300

6.SharedVotingPower0

7.SoleDispositivePower1,201,300

8.SharedDispositivePower0

9.AggregateAmountBeneficiallyOwnedbyEachReportingPerson1,201,300

10.CheckiftheAggregateAmountinRow(9)ExcludesCertainShares(SeeInstructions)

11.PercentofClassRepresentedbyAmountinRow(9)4.7%

12.TypeofReportingPerson(See Instructions)

IV

Item 1.

(a)NameofIssuer

PennantParkInvestmentCorporation

(b)AddressofIssuersPrincipalExecutiveOffices

445ParkAvenue,10thFloor,NewYork,NY10022

Item2.

(a)-(c)ThisStatementisfiledby:

AlpineTotalDynamicDividendFundastheReportingPerson.

TheprincipalexecutiveofficeaddressofAlpineTotalDynamicDividendFundis2500WestchesterAvenue,Suite215,Purchase,NewYork,10577.AlpineTotalDynamicDividendFundisaDelawarestatutorytrust.

(d)TitleofClassofSecurities

CommonStock,parvalue$0.001pershare

(e)            CUSIPNumber

708062104

Item3.

TheReportingPersonis:

(d)aninvestmentcompanyregisteredundersection8oftheInvestmentCompanyActof1940

Item 4.Ownership

ProvidethefollowinginformationregardingtheaggregatenumberandpercentageoftheclassofsecuritiesoftheissueridentifiedinItem1.

(a)Amountbeneficiallyowned:SeeRow9fortheamountbeneficiallyownedbytheReportingPerson

(b)Percentofclass:See Row 11for the percentage of class beneficially owned by the Reporting Person.Suchpercentageisbasedon25,369,772sharesofcommonstockoutstandingasofDecember31,2009,asreportedinForm8-K.

(c)Numberofsharesastowhichthepersonhas:SeeRows5-8forthevotinganddispositivepowerfortheReportingPerson

Item 5.Ownershipof Five Percent or Less of a Class

Ifthisstatementisbeingfiledtoreportthefactthatasofthedateherofthereportingpersonhasceasedtobethebeneficialownerofmorethanfivepercentoftheclassofsecurities,checkthefollowing:X.

Item 6.OwnershipofMorethanFivePercentonBehalfofAnotherPerson

N/A

Item 7.IdentificationandClassificationoftheSubsidiaryWhichAcquiredtheSecurityBeingReportedonBytheParentHoldingCompany

N/A

Item 8.IdentificationandClassificationofMembersoftheGroup

N/A

Item 9.NoticeofDissolutionofGroup

N/A

Item 10.Certification

BysigningbelowIcertifythat,tothebestofmyknowledgeandbelief,thesecuritiesreferredtoabove wereacquiredandareheldintheordinarycourseofbusinessandwerenotacquiredandarenotheldforthepurposeoforwiththeeffectofchangingorinfluencingthecontroloftheissuerofthesecuritiesandwerenotacquiredandarenotheldinconnectionwithorasaparticipantinanytransactionhavingthatpurposeoreffect.

SIGNATURE

Afterreasonableinquiryandtothebestofmyknowledgeandbelief,Icertifythattheinformationsetinthisstatementistrue,completeandcorrect.

Dated:February12,2010ALPINETOTALDYNAMICDIVIDENDFUND

By:/s/StephenA.Lieber

StephenA.Lieber

ExecutiveVicePresident